Exhibit 99.3 Invitation to the Special Meeting of the Holders of Series A Preferred Shares of Global Blue Group Holding AG (the "Company") 7 June 2022, 11:20 a.m. Central European Summer Time (CEST) at Niederer Kraft Frey Ltd, Bahnhofstrasse 53, 8001 Zurich, Switzerland CONTENTS I. AGENDA ITEMS ........................................................................................................................ 1 1. Creation of a New Share Class (Series B Preferred Shares), Changes to the Common Authorized Share Capital, Creation of a New Series B Preferred Authorized Share Capital and certain related Amendments to the Articles of Association ........................................................... 1 2. Determination of Class Voting Rights of the Holders of the Series A Preferred Shares and the Holders of the Series B Preferred Shares ................................................................................... 13 II. ORGANIZATIONAL MATTERS .............................................................................................. 15 I. AGENDA ITEMS 1. Creation of a New Share Class (Series B Preferred Shares), Changes to the Com- mon Authorized Share Capital, Creation of a New Series B Preferred Authorized Share Capital and certain related Amendments to the Articles of Association Proposal of the Board of Directors The Board of Directors proposes: 1. to create a new class of shares taking the form of registered series B convertible preferred shares with a nominal value of CHF 0.01 each with such rights and characteristics as set out in Article 3c (new as per the below) of the Articles of Association (the "Series B Pre- ferred Shares"); 2. that the maximum total nominal amount of the authorized share capital pursuant to Article 4d of the Articles of Association (the "Common Authorized Share Capital") be increased by CHF 57,101.66 and that at the same time the existing Common Authorized Share Cap- ital be extended, whereby the Board of Directors shall be authorized until 7 June 2024 to increase the number of common shares with a nominal value of CHF 0.01 each (the "Com- mon Shares") by a maximum of CHF 760,000 through the issue of a maximum of 76,000,000 fully paid-in Common Shares and that certain amendments to the provisions relating to the exclusion or restriction of pre-emptive rights of the shareholders in connec- tion with the Common Authorized Share Capital are made, all as set out in Article 4d (re- vised as per the below) of the Articles of Association;

3. to create an authorized share capital for the issuance of Series B Preferred Shares (the "**Series B Preferred Authorized Share Capital**") in an amount of CHF 280,000, whereby the Board of Directors shall be authorized until 7 June 2024 to increase the number of Series B Preferred Shares by a maximum of CHF 280,000 through the issue of a maximum of 28,000,000 fully paid-in Series B Preferred Shares and which provides for the possibility to exclude or restrict the pre-emptive rights of existing shareholders for certain reasons, all as set out in Article 4e (new as per the below) of the Articles of Association; and

4. to make certain amendments to the Articles of Association to reflect the above and to make certain additional alignments in connection therewith (including relating to the relationship between the different classes of shares), all as set forth below.

Proposed changes to the Articles of Association:

Article 3c (new):

Artikel 3c: Wandelbare Vorzugsaktien der Kategorie B	**Article 3c**: Convertible Series B Preferred Shares
1. Die Vorzugsaktien der Kategorie B haben dieselben Rechte wie die Stammaktien, einschliesslich des Rechts auf Dividenden (einschliesslich Liquidationsdividende) und Stimm- und Mitwirkungsrechte.	1. The Series B Preferred Shares have the same dividend (including liquidation dividends), voting and other rights as the common shares.
2. Jede Vorzugsaktie der Kategorie B verleiht ein Recht auf eine (zusätzliche) Vorzugsdividende wie folgt:	2. Each Series B Preferred Share confers an (additional) preference dividend as follows:
a. Jährlich wiederkehrende Sachdividende (erstmals für das Geschäftsjahr 2022/2023 pro rata ab der Ausgabe der Vorzugsaktien der Kategorie B), die in Form von neu ausgegebenen Vorzugsaktien der Kategorie B entsprechend 5 % ("**Kategorie B Prozentsatz**") der Anzahl der zu diesem Zeitpunkt ausgegebenen und nicht von der Gesellschaft gehaltenen Vorzugsaktien der Kategorie B pro rata an die Eigentümer von Vorzugsaktien der Kategorie B ausgeschüttet wird ("**Sachdividende**"), unter der Voraussetzung, dass die Generalversammlung eine entsprechende Dividende beschliesst und die einschlägigen Bestimmungen des Schweizerischen Obligationenrechts sowie sonstige für die Gesellschaft geltende rechtliche Vorschriften eingehalten werden. Insbesondere darf keine Sachdividende ausgerichtet werden, insoweit kein Bilanzgewinn oder ausschüttbare Reserven bestehen. Im Falle	a. Annual dividend paid in kind (for the first time for the financial year 2022/2023 pro rata as from the issue of the Series B Preferred Shares) in the form of newly issued Series B Preferred Shares in an amount equal to 5% ("**Series B Percentage**") of the number of Series B Preferred Shares outstanding at the time which are not held by the Company as treasury shares ("**PIK Dividend**"), such PIK Dividend to be paid pro rata to the holders of Series B Preferred Shares under the prerequisite that the General Meeting of Shareholders resolves a corresponding dividend and that the relevant provisions of the CO, as well as the other legal requirements applicable to the Company are complied with. In particular no PIK Dividend may be distributed to the extent no balance sheet profit or distributable reserves are available for distribution. If Series B Preferred Shares are to be converted or repurchased, the PIK Dividend may be paid as an extraordinary dividend or interim dividend prior to such conversion

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eines Eintausches bzw. Rückkaufs von Vorzugsaktien der Kategorie B kann die Sachdividende vorgängig zu einem solchen Eintausch oder Rückkauf als ausserordentliche Dividende oder Interimsdividende *pro rata temporis* ausgerichtet werden ("**Pro Rata Sachdividende**"). Jede in einem Geschäftsjahr beschlossene und ausgeschüttete Pro Rata Sachdividende wird von einer gegebenenfalls später für dieses Geschäftsjahr auszurichtenden jährlichen Sachdividende abgezogen.

or repurchase *pro rata temporis* ("**Pro Rata PIK Dividend**"). Any Pro Rata PIK Dividend resolved and paid in a financial year will be deducted from any subsequent annual PIK Dividend resolved for such financial year.

b. Die Generalversammlung kann beschliessen, in einem Geschäftsjahr keine Dividende auszuschütten, oder eine Dividende auszuschütten, welche zur vollständigen Zahlung der Sachdividende nicht ausreicht; diesfalls verfällt am Ende dieses Jahres der entsprechende restliche Betrag der Sachdividende für dieses Geschäftsjahr, dieser Betrag wird nicht auf das nächste Geschäftsjahr vorgetragen und erhöht den künftig anwendbaren Kategorie B Prozentsatz nicht.

b. The General Meeting of Shareholders may resolve in any given financial year not to distribute dividends, or to distribute dividends in an amount which is less than the full amount of the PIK Dividend; in such cases the respective remaining amount of the PIK Dividend of such year is forfeited at the end of such financial year, shall not be carried forward to the following financial year(s) and does not increase the subsequently applicable Series B Percentage.

c. Die Sachdividende hat den gleichen Vorrang wie die Vorzugsdividende A. Sollte die Generalversammlung die Ausschüttung von Dividenden in einer Höhe beschliessen, welche zur vollständigen Zahlung der Sachdividende und der Vorzugsdividende A nicht ausreicht, wird der beschlossene Dividendenbetrag anteilsmässig unter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B verteilt.

c. The PIK Dividend has the same priority as the Preference Dividend A. In the event that the General Meeting of Shareholders resolves to distribute dividends in an amount not covering the full amount of PIK Dividend and the Preference Dividend A, the resolved amount of dividends shall be distributed pro rata between the holders of the Series A Preferred Shares and Series B Preferred Shares.

Die ordentliche Dividende für die Stammaktien, die Vorzugsaktien der Kategorie A und die Vorzugsaktien der Kategorie B kann beschlossen werden, nachdem die Generalversammlung die Auszahlung der Vorzugsdividende A und der Sachdividende für das betreffende Jahr vollumfänglich beschlossen hat.

The regular dividend on the common shares, the Series A Preferred Shares and the Series B Preferred Shares can be resolved once the General Meeting of Shareholders has approved the payment of the Preference Dividend A and PIK Dividend for the respective year in full.

3. Die Inhaber der Vorzugsaktien der Kategorie B haben ein Recht auf einen Vorweganteil am Liquidationsergebnis nach Tilgung der Schulden, wobei der Vorweganteil pro Vorzugsaktie der Kategorie B dem höheren der folgenden Beträge entspricht:

3. Each Series B Preferred Share confers the right to receive after all debts have been satisfied a priority share of the liquidation proceeds in an amount equal to the higher of:

a. the total of USD 8.50; and

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a. dem Gesamtbetrag von USD 8.50; und

b. dem Betrag, den die Vorzugsaktie der Kategorie B gewährt hätte, wenn sie unmittelbar vor der Liquidation in eine Stammaktie umgewandelt worden wäre

(dieser Betrag, der "**Kategorie B Vorweganteil am Liquidationsergebnis**"). Der Vorweganteil am Liquidationsergebnis für die Vorzugsaktien der Kategorie B hat den gleichen Vorrang wie der Vorweganteil am Liquidationsergebnis der Vorzugsaktien der Kategorie A. Reicht das Liquidationsergebnis nicht zur vollständigen Zahlung des Vorweganteils der Vorzugsaktien der Kategorie B und der Vorzugsaktien der Kategorie A aus, wird das Liquidationsergebnis anteilsmässig (d.h. unter Berücksichtigung des Kategorie A Vorweganteils am Liquidationsergebnis und des Kategorie B Vorweganteils am Liquidationsergebnis) unter den Inhabern der Vorzugsaktien der Kategorie B und Vorzugsaktien der Kategorie A verteilt. Nach Auszahlung des Vorzugsanteils am Liquidationsergebnis an die Vorzugsaktien der Kategorie B und die Vorzugsaktien der Kategorie A, ist das restliche Liquidationsergebnis unter den Stammaktien anteilsmässig zu verteilen.

b. the amount that such Series B Preferred Share would have conferred had it been converted into a common share immediately prior to the liquidation

(such amount, the "**Series B Liquidation Preference**"). The priority share of the liquidation proceeds of the Series B Preferred Shares has the same priority as the priority share of the liquidation proceeds of the Series A Preferred Shares. In the event that the liquidation proceeds do not cover the full amount of the priority share of the liquidation proceeds of the Series B Preferred Shares and the Series A Preferred Shares, the liquidation proceeds shall be distributed pro rata (i.e., taking into account the Series A Liquidation Preference and the Series B Liquidation Preference) between the holders of the Series B Preferred Shares and Series A Preferred Shares. After distribution of the liquidations proceeds to the Series B Preferred Shares and the Series A Preferred Shares, the remainder shall be distributed pro rata on the common shares.

4. Die Gesellschaft ist im Rahmen des gesetzlich Zulässigen ermächtigt, alle oder einen Teil der Vorzugsaktien der Kategorie B gegen Bargeld und/oder Stammaktien (aus dem Eigenbestand oder Stammaktien aus genehmigtem Kapital) auf der Basis einer Vereinbarung mit den Inhabern von Vorzugsaktien der Kategorie B, welche solchen Inhabern Wandelungsrechte und der Gesellschaft Erwerbs- und Rückkaufsrechte einräumt, zu erwerben ("**Kategorie B Eintauschvereinbarung**").

4. To the extent permitted by applicable law, the Company is authorized to acquire all or any portion of the Series B Preferred Shares in exchange for cash and/or common shares (sourced, in particular, from treasury shares or shares issued out of authorized share capital) pursuant to a contractual arrangement between the Company and the holders of Series B Preferred Shares, which grants such holders conversion rights and the Company call rights and redemption rights ("**Series B Conversion Agreement**").

[Absatz 5 ist absichtlich weggelassen]

[Section 5 is intentionally omitted]

6. Im Falle der Ausgabe von neuen Stammaktien haben die Vorzugsaktien der Kategorie B dieselben Bezugs- und Vorwegzeichnungsrechte wie die Vorzugsaktien der Kategorie A und die Stammaktien. Der Ausschluss von Be-

6. The Series B Preferred Shares confer the same pre-emptive rights and advance subscription rights for newly issued common shares as the Series A Preferred Shares and the common shares. The exclusion of pre-emptive or advance subscription rights for common shares does not require approval by the Series B Special Meeting.

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zugs- und Vorwegzeichnungsrechten auf Stammaktien bedarf keiner Zustimmung der Kategorie B Sonderversammlung.

Article 4d (changes marked):

Artikel 4d: Genehmigtes Aktienkapital – Stammaktien	**Article 4d**: Authorized Share Capital – Common Shares
Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum 7. Juni 2024 um höchstens CHF 760'000 durch Ausgabe von bis zu 76'000'000 vollständig zu liberierenden Stammaktien mit einem Nennwert von je CHF 0.01 zu erhöhen. Erhöhung auf dem Wege der Festübernahme und in Teilbeträgen ist zulässig. Die betreffenden Stammaktien können mittels Umwandlung von frei verfügbaren Reserven (einschliesslich Reserven aus Kapitaleinlagen) ausgegeben bzw. liberiert werden. Der Verwaltungsrat bestimmt den Ausgabepreis, die Art der zu leistenden Einlage (einschliesslich durch Umwandlung von frei verwendbarem Eigenkapital), den Beginn der Dividendenberechtigung sowie den Verfall und die Verwendung von zugeteilten aber nicht ausgeübten Bezugsrechten.	The Board of Directors is authorized to increase the share capital of the Company at any time until 7 June 2024, by an amount not exceeding CHF 760,000 through the issuance of up to 76,000,000 fully paid-in common shares with a nominal value of CHF 0.01 each. Increases by way of underwriting as well as partial increases are permitted. The relevant common shares may be issued and paid-up by way of converting freely distributable reserves (including capital contribution reserves) into shares. Issue price, type of contribution (including through conversion of freely disposable equity capital), start of dividend entitlement as well as the expiry or allocation of pre-emptive rights not exercised shall be determined by the Board of Directors.
Der Verwaltungsrat ist ermächtigt, das Bezugsrecht der Aktionäre ganz oder teilweise aufzuheben oder zu beschränken:	The Board of Directors is authorized to exclude or restrict the pre-emptive rights of the existing shareholders:
[Absätze 1-6 bleiben unverändert]	[Sections 1-6 remain unchanged]
7. für die rasche und flexible Mittelbeschaffung durch die Platzierung von Aktien, die im Rahmen einer Bezugsrechtsemission nur schwer zu erreichen wäre;	7. for the quick and flexible raising of funds by way of share placement which would be difficult to achieve by way of a rights offering;
8. für die rasche und kosteneffiziente Mittelbeschaffung zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise;	8. for the quick and cost efficient raising of funds to meet financing needs in connection with the growth of the VAT refund business of the Company following the Covid-19 crisis;
9. im Zusammenhang mit der Kotierung, einschliesslich im Zusammenhang mit dem der Ausgabe von Stammaktien an Mitglieder des Managements im Austausch für Darlehensschuldscheine bzw. Beteiligungsrechte, welche durch	9. in connection with the listing of the Company, including in connection with exchanges of loan notes or equity instruments issued by the Company's subsidiary Global Blue Holding Limited, Cayman Islands, or Global Blue Investment & Co

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eine Tochtergesellschaft, Global Blue Holding Limited, Caymaninseln, oder Global Blue Investment & Co S.C.A., Luxemburg, begeben worden sind;

10. im Zusammenhang mit der Ausgabe von Stammaktien an S.L. Globetrotter L.P. (Cayman Island) und andere ehemalige Aktionäre der Global Blue Group AG gemäss den Bestimmungen über Preisanpassungen des Agreement and Plan of Merger, datiert per 16. Januar 2020 zwischen der Gesellschaft, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, ausgewählte Mitglieder des Managements wie in Ziffer 1.01(a) der Anlagen zum Merger Agreement aufgelistet, Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (allein in seiner Eigenschaft als Vertreter der Aktionäre der Far Point Acquisition Corporation), Far Point LLC, Delaware, USA, allein zum Zweck der Ziffern 2.20 und 8.01 des Merger Agreements, und Jacques Stern, (allein in seiner Eigenschaft als Vertreter des Managements), wie von Zeit zu Zeit geändert;

11. zum Umtausch bzw. Rückkauf von Vorzugsaktien der Kategorie B gegen Stammaktien aus genehmigtem Kapital gemäss Artikel 3c Ziffer 4 der Statuten; oder

12. falls, im Zusammenhang mit Fusionen sowie mit dem Erwerb (einschliesslich Übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung, die Finanzierung oder Refinanzierung solcher Transaktionen, sowie für die rasche und kosteneffiziente Mittelbeschaffung unter anderem zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise, die Gesellschaft die Verpflichtungen zur Bedienung von Options- oder Wandelrechten, die in Verbindung mit

S.C.A., Luxembourg, to members of management for common shares of the Company;

10. in connection with the issuance of common shares to S.L. Globetrotter L.P. (Cayman Island) and other former shareholders of Global Blue Group AG in accordance with the price adjustment provisions pursuant to the Agreement and Plan of Merger, dated as of January 16, 2020 among the Company, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, certain members of management as listed on Section 1.01(a) of the Merger Agreement disclosure schedules, Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (solely in his capacity as the Far Point Acquisition Corporation shareholder's representative), Far Point LLC, Delaware, USA, solely for purposes of Sections 2.20 and 8.01 of the Merger Agreement, and Jacques Stern, (solely in his capacity as the representative of management), as amended from time to time;

11. for the exchange and buy-back, respectively, of Series B Preferred Shares in exchange for common shares issued from authorized share capital according to Article 3c Section 4 of the Articles of Association; or

12. if in connection with mergers, acquisitions (including takeovers) of companies, enterprises or parts of enterprises, participations or intellectual property rights or other types of strategic investments, financing or refinancing of such transactions, as well as the quick and flexible raising of funds, including meeting financing needs in connection with the growth of the VAT refund business following the Covid-19 crisis, the Company assumes share delivery obligations under conversion rights or warrants granted in connection with loans and other debt instruments issued by the Company or one of its subsidiaries.

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Darlehen oder ähnlichen Finanzierungsformen der Gesellschaft oder einer ihrer Tochtergesellschaften gewährt worden, übernimmt.

Article 4e (new):

Artikel 4e: Genehmigtes Aktienkapital – Vorzugsaktien der Kategorie B

Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum 7. Juni 2024 um höchstens CHF 280'000 durch Ausgabe von bis zu 28'000'000 vollständig zu liberierenden Vorzugsaktien der Kategorie B mit einem Nennwert von je CHF 0.01 zu erhöhen. Erhöhung in Teilbeträgen ist zulässig. Die betreffenden Vorzugsaktien der Kategorie B können mittels Umwandlung von frei verfügbaren Reserven (einschliesslich Reserven aus Kapitaleinlagen) ausgegeben bzw. liberiert werden. Der Verwaltungsrat bestimmt den Ausgabepreis, die Art der zu leistenden Einlage (einschliesslich durch Umwandlung von frei verwendbarem Eigenkapital), den Beginn der Dividendenberechtigung sowie den Verfall und die Verwendung von zugeteilten aber nicht ausgeübten Bezugsrechten. Die Übertragbarkeit der neuen Vorzugsaktien der Kategorie B wird gemäss Artikel 6 der Statuten beschränkt.

Der Verwaltungsrat ist ermächtigt, das Bezugsrecht der Aktionäre ganz oder teilweise aufzuheben oder zu beschränken:

1. im Zusammenhang mit der Ausschüttung der Sachdividende gemäss Artikel 3c Ziffer 2 der Statuten;

2. für die rasche und flexible Mittelbeschaffung durch die Platzierung von Aktien zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise durch die Ausgabe von Vorzugsaktien der Kategorie B im Rahmen des Investitionsvertrags zwischen der Gesellschaft und CK Opportunities Fund I. LP datiert vom 5. Mai 2022 ("**Investitionsvertrag**");

Article 4e: Authorized Share Capital – Series B Preferred Shares

The Board of Directors is authorized to increase the share capital of the Company at any time until 7 June 2024, by an amount not exceeding CHF 280,000 through the issuance of up to 28,000,000 fully paid-in Series B Preferred Shares with a nominal value of CHF 0.01 each. Partial increases are permitted. The relevant Series B Preferred Shares may be issued and paid-up by way of converting freely distributable reserves (including capital contribution reserves) into shares. Issue price, type of contribution (including through conversion of freely disposable equity capital), start of dividend entitlement as well as the expiry or allocation of pre-emptive rights not exercised shall be determined by the Board of Directors. The new Series B Preferred Shares are subject to the transfer restrictions pursuant to Article 6 of the Articles of Association.

The Board of Directors is authorized to exclude or restrict the pre-emptive rights of the existing shareholders:

1. in connection with the PIK Dividend paid out pursuant to Article 3c Section 2 of the Articles of Association;

2. for the quick and flexible raising of funds by way of share placement to meet financing needs in connection with the growth of the VAT refund business of the Company following the Covid-19 crisis through the issuance of Series B Preferred Shares pursuant to the investment agreement between the Company and CK Opportunities Fund I. LP dated 5 May 2022 ("**Investment Agreement**");

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3. in Zusammenhang mit der Finanzierung oder Refinanzierung des Erwerbs (einschliesslich Übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung im Rahmen des Investitionsvertrags.

3. in connection with the financing or refinancing of acquisitions (including take-over) of companies, enterprises or parts of enterprises, participations or intellectual property rights or other types of strategic investments through the issuance of Series B Preferred Shares pursuant to the Investment Agreement.

Article 3a (changes marked):

Artikel 3a: Aktienkapital

Das Aktienkapital der Gesellschaft beträgt CHF 2'103'234.74 und ist eingeteilt in 192'534'962 auf den Namen lautende Stammaktien mit einem Nennwert von je CHF 0.01, 17'788'512 wandelbare auf den Namen lautende Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 ("**Vorzugsaktien der Kategorie A**") <u>und 0 wandelbare auf den Namen lautende Vorzugsaktien der Kategorie B mit einem Nennwert von je CHF 0.01 ("**Vorzugsaktien der Kategorie B**")</u>. Die Aktien sind vollständig liberiert.

Article 3a: Share Capital

The share capital of the Company amounts to CHF 2,103,234.74 and is divided into 192,534,962 registered common shares with a nominal value of CHF 0.01 each, 17,788,512 registered series A convertible preferred shares with a nominal value of CHF 0.01 each ("**Series A Preferred Shares**") <u>and 0 registered series B convertible preferred shares with a nominal value of CHF 0.01 each ("**Series B Preferred Shares**")</u>. The share capital is fully paid-up.

Article 3b (changes marked):

Artikel 3b: Wandelbare Vorzugsaktien der Kategorie A

Article 3b: Convertible Series A Preferred Shares

[Absatz 1 bleibt unverändert]

[Section 1 remains unchanged]

2. Jede Vorzugsaktie der Kategorie A verleiht ein Recht auf eine (zusätzliche) Vorzugsdividende ("**Vorzugsdividende <u>A</u>**") <u>wie folgt</u>:

2. Each Series A Preferred Share confers an (additional) preference dividend ("**Preference Dividend <u>A</u>**") as follows:

a. Für die für das Geschäftsjahr 2025/2026 (d.h. erstmals an der ordentlichen Generalversammlung 2026) und danach beschlossenen Dividendenbeschlüsse (einschliesslich Beschlüsse betreffend ausschüttbare Reserven) ein Betrag entsprechend 8% p.a. ("**<u>Kategorie A</u> Prozentsatz**") von USD 10, unter der Voraussetzung, dass die Generalversammlung eine entsprechende Dividende beschliesst und die einschlägigen Bestimmungen des Schweizerischen Obligationenrechts sowie sonstige für die Gesellschaft geltende rechtliche Vorschriften eingehalten werden. Insbesondere darf keine Vorzugsdividende

a. For dividends resolved (including resolutions regarding distributable reserves) for the financial year 2025/2026 (i.e. the first time at the ordinary General Meeting of Shareholders 2026) and thereafter an amount equal to 8% per annum ("**<u>Series A</u> Percentage**") of USD 10, under the prerequisite that the General Meeting of Shareholders resolves a corresponding dividend and that the relevant provisions of the CO, as well as the other legal requirements applicable to the Company are complied with. In particular no Preference Dividend <u>A</u> may be distributed to the extent no balance sheet profit or distributable reserves are available for distribution.

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A ausgerichtet werden, insoweit kein Bilanzgewinn oder ausschüttbare Reserven bestehen.

b. Der Kategorie A Prozentsatz erhöht sich in jedem auf das Geschäftsjahr 2025/2026 folgenden Geschäftsjahr jeweils um einen weiteren Prozentpunkt p.a.

b. The Series A Percentage shall increase in each financial year after 2025/2026 by an additional one percentage point per annum.

c. Die Generalversammlung kann beschliessen, in einem Geschäftsjahr keine Dividende auszuschütten, oder eine Dividende auszuschütten, welche zur vollständigen Zahlung einer Vorzugsdividende A nicht ausreicht; diesfalls verfällt am Ende dieses Jahres der entsprechende restliche Betrag der Vorzugsdividende A für dieses Geschäftsjahr, dieser Betrag wird nicht auf das nächste Geschäftsjahr vorgetragen und erhöht den auf der Basis des künftig anwendbaren Kategorie A Prozentsatzes nicht.

c. The General Meeting of Shareholders may resolve in any given financial year not to distribute dividends, or to distribute dividends in an amount not covering the full amount of the Preference Dividend A; in such cases the respective remaining amount of the Preference Dividend A of such year is forfeited at the end of such financial year, shall not be carried forward to the following financial year(s) and does not increase the basis of the subsequently applicable Series A Percentage.

d. Die Vorzugsdividende A hat den gleichen Vorrang wie die Sachdividende (wie in Artikel 3c definiert). Sollte die Generalversammlung die Ausschüttung von Dividenden in einer Höhe beschliessen, welche zur vollständigen Zahlung der Vorzugsdividende A und der Sachdividende nicht ausreicht, wird der beschlossene Dividendenbetrag anteilsmässig unter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B verteilt.

d. The Preference Dividend A has the same priority as the PIK Dividend (as defined in Article 3c). In the event that the General Meeting of Shareholders resolves to distribute dividends in an amount not covering the full amount of the Preference Dividend A and the PIK Dividend, the resolved amount of dividends shall be distributed pro rata between the holders of the Series A Preferred Shares and Series B Preferred Shares.

Die ordentliche Dividende für die Stammaktien, die Vorzugaktien der Kategorie A und die Vorzugsaktien der Kategorie B kann beschlossen werden, nachdem die Generalversammlung die Auszahlung der Vorzugsdividende A und der Sachdividende für das betreffende Jahr vollumfänglich beschlossen hat.

The regular dividend on the common shares, the Series A Preferred Shares and the Series B Preferred Shares can be resolved once the General Meeting of Shareholders has approved the payment of the Preference Dividend A and the PIK Dividend for the respective year in full.

3. Die Inhaber der Vorzugsaktien der Kategorie A haben ein Recht auf einen Vorweganteil am Liquidationsergebnis nach Tilgung der Schulden, wobei der Vorweganteil pro Vorzugsaktie der Kategorie A dem höheren der folgenden Beträge entspricht:

a. USD 10.00; und

b. dem Betrag, den die Vorzugsaktie der Kategorie A gewährt hätte, wenn sie unmittelbar

3. Each Series A Preferred Share confers the right to receive after all debts have been satisfied a priority share of the liquidation proceeds in an amount equal to the higher of:

a. USD 10.00; and

b. the amount that such Series A Preferred Share would have conferred had it been converted into a common share immediately prior to the liquidation

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vor der Liquidation in eine Stammaktie umgewandelt worden wäre

(dieser Betrag, der "**Kategorie A Vorweganteil am Liquidationsergebnis**"). Der Vorweganteil am Liquidationsergebnis für die Vorzugsaktien der Kategorie A hat den gleichen Vorrang wie der Vorweganteil am Liquidationsergebnis der Vorzugsaktien der Kategorie B. Reicht das Liquidationsergebnis nicht zur vollständigen Zahlung des Vorweganteils der Vorzugsaktien der Kategorie A und der Vorzugsaktien der Kategorie B aus, wird das Liquidationsergebnis anteilsmässig (d.h. unter Berücksichtigung des Kategorie A Vorweganteils am Liquidationsergebnis und des Kategorie B Vorweganteils am Liquidationsergebnis) unter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B verteilt. Nach Auszahlung des Vorzugsanteils am Liquidationsergebnis an die Vorzugsaktien der Kategorie A und die Vorzugsaktien der Kategorie B, ist das restliche Liquidationsergebnis unter den Stammaktien anteilsmässig zu verteilen.

(such amount, the "**Series A Liquidation Preference**"). The priority share of the liquidation proceeds of the Series A Preferred Shares has the same priority as the priority share of the liquidation proceeds of the Series B Preferred Shares. In the event that the liquidation proceeds do not cover the full amount of the priority share of the liquidation proceeds of the Series A Preferred Shares and the Series B Preferred Shares, the liquidation proceeds shall be distributed pro rata (i.e., taking into account the Series A Liquidation Preference and the Series B Liquidation Preference) between the holders of the Series A Preferred Shares and Series B Preferred Shares. After distribution of the liquidations proceeds to the Series A Preferred Shares and the Series B Preferred Shares, the remainder shall be distributed pro rata on the common shares.

4. Die Gesellschaft ist im Rahmen des gesetzlich Zulässigen ermächtigt, alle oder einen Teil der Vorzugsaktien der Kategorie A gegen Bargeld und/oder Stammaktien (aus dem Eigenbestand oder Stammaktien aus genehmigtem Kapital) auf der Basis einer Vereinbarung mit den Vorzugsaktionären, welche den Vorzugsaktionären Andienungsrechte und der Gesellschaft Erwerbs- und Rückkaufsrechte einräumt, zu erwerben ("**Kategorie A Eintauschvereinbarung**").

4. To the extent permitted by applicable law, the Company is authorized to acquire all or any portion of the Series A Preferred Shares in exchange for cash and/or common shares (sourced, in particular, from treasury shares or shares issued out of authorized share capital) pursuant to a contractual arrangement between the Company and the holders of the Series A Preferred Shares which grants the holders put rights and the Company call rights and redemption rights ("**Series A Conversion Agreement**").

[Absatz 5 ist absichtlich weggelassen]

[Section 5 is intentionally omitted]

6. Im Falle der Ausgabe von neuen Stammaktien haben die Vorzugsaktien der Kategorie A dieselben Bezugs- und Vorwegzeichnungsrechte wie die Stammaktien und die Vorzugsaktien der Kategorie B. Der Ausschluss von Bezugs- und Vorwegzeichnungsrechten auf Stammaktien bedarf keiner Zustimmung der Kategorie A Sonderversammlung.

6. The Series A Preferred Shares confer the same pre-emptive rights and advance subscription rights for newly issued common shares as the common shares and the Series B Preferred Shares. The exclusion of pre-emptive or advance subscription rights for common shares does not require approval by the Series A Special Meeting.

Article 5 (changes marked):

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Artikel 5: Form der Aktien	**Article 5**: Form of Shares
Die Gesellschaft kann ihre Aktien in der Form von Einzelurkunden, Globalurkunden oder Wertrechte ausgeben und jederzeit ohne Genehmigung der Aktionäre eine bestehende Form in eine andere Form von Aktien umwandeln. Ein Aktionär oder eine Aktionärin hat keinen Anspruch auf Umwandlung seiner oder ihrer Aktien in eine andere Form oder auf Druck und Auslieferung von Urkunden. Mit der Zustimmung des Aktionärs oder der Aktionärin kann die Gesellschaft ausgestellte Urkunden, die bei ihr eingeliefert werden, ersatzlos annullieren. Jeder Aktionär und jede Aktionärin können jedoch von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die von ihm oder ihr gemäss Aktienregister gehaltenen Aktien verlangen.	The Company may issue its shares in the form of individual certificates, global certificates and/or uncertificated securities and convert one form into another form of shares at any time and without the approval of the shareholders. A shareholder has no entitlement to demand a conversion of the form of the shares or the printing and delivery of share certificates. With the consent of the shareholder, the Company may cancel issued certificates which are returned to it without replacement. Each shareholder may, however, at any time request a written confirmation from the Company of the shares held by such shareholder, as reflected in the share register of the Company.
Die Gesellschaft kann für die Aktien Bucheffekten schaffen. Die Übertragung von Bucheffekten und die Bestellung von Sicherheiten an Bucheffekten richten sich nach den Bestimmungen des Bucheffektengesetzes. Die Gesellschaft kann als Bucheffekten ausgestaltete Aktien aus dem entsprechenden Verwahrungssystem zurückziehen.	The Company may create intermediated securities for the shares. The transfer of intermediated securities and furnishing of collateral in intermediated securities must conform with the regulations of the Intermediary-Held Securities Act. The Company may withdraw shares issued as intermediary-held securities from the respective custody system.
[Absätze 3-4 bleiben unverändert]	[Sections 3-4 remain unchanged]
[Absatz 5 gelöscht]	[Section 5 deleted]

Article 6 (changes marked):

Artikel 6: Aktienbuch und Beschränkung der Übertragbarkeit von Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B	**Article 6**: Share register and Transfer Restrictions for Series A Preferred Shares and Series B Preferred Shares
Für die Stammaktien, Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B wird ein Aktienbuch geführt. Darin werden die Eigentümer und Nutzniesser mit Namen und Vornamen (bei juristischen Personen die Firma), Wohnort (bei juristischen Personen der Sitz) und Adresse eingetragen. Wechselt eine im Aktienbuch eingetragene Person ihre Adresse, so hat sie dies der Gesellschaft mitzuteilen.	The identity of the owners/usufructuaries of common shares, Series A Preferred Shares and Series B Preferred Shares shall be entered in the share register stating first/last name (for legal entities the company name), domicile (for legal entities the legal domicile) and address. Any person registered in the share register changing its address, must inform the Company accordingly.
Die Übertragung von Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B, ob zu Eigentum oder zu Nutzniessung, bedarf in jedem	The transfer of Series A Preferred Shares and Series B Preferred Shares, be it for ownership or usu-

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Falle der Genehmigung durch den Verwaltungsrat. Die Zustimmung kann nur verweigert werden bzw. der Verwaltungsrat ist verpflichtet, die Zustimmung zu verweigern, falls der Erwerber der Kategorie A Eintauschvereinbarung bzw. der Kategorie B Eintauschvereinbarung nicht beitritt.	fruct purposes, is in any case subject to the approval by the Board of Directors. The approval can only be refused and the Board of Directors is obliged to refuse approval, respectively, if the acquirer does not accede to the Series A Conversion Agreement or the Series B Conversion Agreement, as applicable.

Explanation

On 5 May 2022, the Company announced it entered into an investment agreement (the "**Investment Agreement**") with CK Opportunities Fund I, LP ("**CK Opportunities**"), an investment fund co-managed by Certares Opportunities LLC ("**Certares**"), a global travel, tourism and hospitality investment firm, and Knighthead Opportunities Capital Management, LLC ("**Knighthead**"), a leading credit investment management firm. The Company, after having considered various financing options, entered into the Investment Agreement. Pursuant to the terms and conditions set forth in the Investment Agreement, CK Opportunities has agreed to invest $225 million, of which $180 million is for the purchase of Series B Preferred Shares and $45 million is for the purchase of Common Shares, in one or more private transactions. The new Series B Preferred Shares will be issued at a price of $8.50 per share, a premium of approximately 62% to the closing price of Common Shares on 5 May 2022, of $5.24. The Series B Preferred Shares will carry a 5% annual pay-in-kind dividend right and are convertible, on a one-for-one basis, into approximately 21 million registered Common Shares. The $45 million of Common Shares will be issued at the price of $5.24 (corresponding to the closing price on 5 May 2022), translating to approximately 9 million shares.

Given the ongoing strong recovery in international travel and demand for tax free shopping following nearly two years of subdued demand and limited need for refunding due to the Covid-19 crises, the Company required additional funding sources to cover the increase in working capital (which sees the business refund to travelers first before it reclaims the VAT).

Following a review of multiple financing options and engagement with several financing parties, the Board of Directors of the Company has concluded that the contemplated transaction (with pre-emptive rights for shareholders to be excluded) is the most viable financing alternative available to respond to the funding needs of the Company in a quick and efficient manner. In addition, the Board of Directors of the Company believes this is: (i) in the best interest (allowing the Company to continue operations) and (ii) for the commercial benefit of the Company (low annual non-cash dividend and equity accounting treatment, reducing the strain on cash flows and the balance sheet).

The transaction brings on board new investors with highly relevant sector expertise that will be additive to the Company's growth profile. Certares' and its affiliates' global reach into the travel and tourism industry, deep portfolio of travel assets, and domain expertise is expected to create new opportunities for the Company. Knighthead's expertise in credit and liquidity solutions to fund growth will help the Company capture a greater share of the market as travel continues to recover. Tom Klein, Senior Managing Director of Certares who will join the Company's Board of Directors,

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has three decades of operating and investing experience in the travel and tourism tech ecosystem, including as CEO and President of Sabre Inc.

The proposed changes to the Company's share capital and amendments to the Articles of Association (including with respect to the possibility to exclude the pre-emptive rights of shareholders in connection with the Common Authorized Share Capital and the Series B Preferred Authorized Share Capital) are required in order for the transactions pursuant to the Investment Agreement to be consummated.

2. Determination of Class Voting Rights of the Holders of the Series A Preferred Shares and the Holders of the Series B Preferred Shares

Proposal of the Board of Directors

Provided that the general meeting of shareholders approves the proposal made by the Board of Directors with respect to agenda item 1 (*Creation of a New Share Class (Series B Preferred Shares), Changes to the Common Authorized Share Capital, Creation of a New Series B Preferred Authorized Share Capital and certain related Amendments to the Articles of Association*), the Board of Directors proposes:

1. to confer onto the holders of the Series B Preferred Shares certain class voting rights as set out in Article 3c section 5 (new as per below) of the Articles of Association;
2. to make certain amendments to the class voting rights of the holders of the registered series A convertible preferred shares with a nominal value of CHF 0.01 each in Article 3b section 5 of the Articles of Association, as set forth below.

Proposed changes to the Articles of Association:

Article 3c section 5 (new):

Artikel 3c: Wandelbare Vorzugsaktien der Kategorie B	**Article 3c**: Convertible Series B Preferred Shares
5. Es bestehen keine Geschäfte oder Themen, die die Zustimmung einer Sonderversammlung der Inhaber der Vorzugsaktien der Kategorie B ("**Kategorie B Sonderversammlung**") erfordern, mit Ausnahme:	5. There are no topics which require the approval of a special meeting of the holders of the Series B Preferred Shares ("**Series B Special Meeting**"), except for:
a. einer Änderung bzw. Aufhebung dieses Artikels 3c;	a. the modification or cancellation of this Article 3c;
b. die Genehmigung eines Aktientausches, eines Zusammenschlusses, einer Fusion oder einer vergleichbaren Transaktion, die dazu führt, dass die Inhaber der Vorzugsaktien der Kategorie B pro Vorzugsaktie der Kategorie B eine	b. the approval of a share exchange, combination, merger or comparable transaction which would result in a holder of a Series B Preferred Share receiving consideration valued at less than USD 8.50 per Series B Preferred Share, and

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Gegenleistung erhalten, die weniger wert ist als USD 8.50; und

c. von Beschlüssen der Generalversammlung im Zusammenhang mit einem öffentlichen Übernahmeangebot für alle oder einen Teil der Aktien der Gesellschaft, sofern die Inhaber der Vorzugsaktien der Kategorie B pro Vorzugsaktie der Kategorie B weniger als USD 8.50 erhalten.

c. resolutions by a General Meeting of Shareholders being held in the context of a public tender offer for all or part of the shares of the Company, to the extent that a holder of a Series B Preferred Share would receive less than USD 8.50 per Series B Preferred Share.

Die Ausnahmen unter lit. b. und c. sind nicht anwendbar, falls dies für eine Transaktion erforderlich ist, für die (i) die Gesellschaft rechtmässig ihr Rückkaufsrecht (Issuer Call) unter der Kategorie B Eintauschvereinbarung ausgeübt hat und/oder (ii) ein Mitverkaufsrecht unter dem Aktionärsbindungsvertrag zwischen den Inhabern der Vorzugsaktien der Kategorie B, SL Globetrotter L.P. und Global Blue Holding LP, in seiner jeweils geltenden Fassung rechtmässig ausgeübt wurde. Für die Vernichtung von Vorzugsaktien der Kategorie B, welche im Eigenbestand der Gesellschaft oder ihrer Tochtergesellschaften gehalten werden, ist die Zustimmung der Kategorie B Sonderversammlung nicht erforderlich.

The exceptions under para. b and c. do not apply with respect to any transaction in respect of which (i) the Company has validly exercised its issuer call right under the Series B Conversion Agreement and/or (ii) the drag-along right has been validly exercised under the voting agreement between, among others, the holders of Series B Preferred Shares, SL Globetrotter L.P. and Global Blue Holding LP, as amended from time to time. No Series B Special Meeting is required for the cancellation of Series B Preferred Shares which are held in treasury by the Company or its subsidiaries.

Article 3b section 5 (changes marked):

Artikel 3b: Wandelbare Vorzugsaktien der Kategorie A

Article 3b: Convertible Series A Preferred Shares

5. Die Ausgabe neuer Vorzugsaktien (bzw. die Schaffung von genehmigten Kapital oder eines Kapitalbands für die Ausgabe von Vorzugsaktien) und die Abänderung bzw. Aufhebung dieses Artikels 3b bedarf der Zustimmung einer Sonderversammlung der Inhaber der Vorzugsaktien der Kategorie A mit der Mehrheit der anwesenden Stimmen ("**Kategorie A Sonderversammlung**"). Zudem ist die Zustimmung der Kategorie A Sonderversammlung erforderlich für: (a) die Genehmigung eines Aktientausches, eines Zusammenschlusses, einer Fusion oder einer vergleichbaren Transaktion, die dazu führt, dass die Inhaber der Vorzugsaktien der Kategorie A pro Vorzugsaktie der Kategorie A eine Gegenleistung erhalten, die weniger wert ist als USD 10 und (b) für Beschlüsse der Generalversammlung im

5. The issuance of any preferred shares (and the creation of authorized capital or a capital band for the issuance of preferred shares) as well as the modification and cancellation, respectively, of this Article 3b requires the approval of a special meeting of the Series A Preferred Shares with a majority of the votes present at the meeting ("**Series A Special Meeting**"). In addition, approval by the Series A Special Meeting is required for (a) the approval of a share exchange, combination, merger or comparable transaction which would result in a holder of a Series A Preferred Share receiving consideration valued at less than USD 10 per Series A Preferred Share, or (b) in case of resolutions by a General Meeting of Shareholders being held in the context of a public tender offer for all or part of the shares of the company, to the extent that a holder

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Zusammenhang mit einem öffentlichen Übernahmeangebot für alle oder einen Teil der Aktien der Gesellschaft, sofern die Inhaber der Vorzugsaktien der Kategorie A pro Vorzugsaktie der Kategorie A weniger als USD 10 erhalten. Für die Vernichtung von Vorzugsaktien der Kategorie A, welche im Eigenbestand der Gesellschaft oder ihrer Tochtergesellschaften gehalten werden, ist die Zustimmung der Kategorie A Sonderversammlung nicht erforderlich.

of a Series A Preferred Share would receive less than USD 10 per Series A Preferred Share. However, no Series A Special Meeting is required for the cancellation of Series A Preferred Shares which are held in treasury by the Company or its subsidiaries.

Explanation

The above changes to the Articles of Association are necessary in order to ensure the protection of the holders of the Series B Preferred Shares and the holders of the Series A Preferred Shares under the specific circumstances described in Article 3c section 5 of the Articles of Association and Article 3b section 5 of the Articles of Association, respectively. For further information please refer to the explanations under agenda item 1.

II. ORGANIZATIONAL MATTERS

Time: 11:20 a.m. CEST

Location: Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich 8001, Switzerland

Important Notice Regarding COVID-19

This Special Meeting of the Holders of Series A Preferred Shares (the "**Special Meeting**") will be held without the personal attendance of shareholders in accordance with the Ordinance 3 of the Swiss Federal Council on Measures to Combat the Coronavirus (COVID-19). As a result, the shareholders may only exercise their rights by providing voting instructions to the independent proxy timely in advance of the Special Meeting.

Eligibility to Vote

Shareholders with voting rights registered in the share register ("**holders of record**") maintained by our transfer agent, Continental Stock Transfer & Trust Company ("**Continental**") on 31 May 2022 at 4:30 p.m. EDT (the "**Record Date**") will be eligible to vote at the Special Meeting. Shareholders who have sold their shares prior to 31 May 2022 are not entitled to vote those shares at the Special Meeting.

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16 Invitation and Voting Materials Holders of record on 29 April 2022 will receive the Special Meeting invitation and a proxy card directly from Continental. These materials will contain access information for the Continental por- tal, by which holders of record may give voting instructions and authorization to the independent proxy, as well as information on voting by mail. Holders of record with voting rights, including those who become holders of record after 29 April 2022 but on or before 31 May 2022 and wish to vote their shares at the Special Meeting (by way of the independent proxy), may obtain copies of the proxy card by contacting Continental via email at proxy@continentalstock.com. Voting (Instructions to Independent Proxy) Voting rights can only be exercised through the independent proxy ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland, represented by Mr. Roger Föhn. Shareholders may give voting instructions and authorization to the independent proxy prior to the Special Meet- ing. The independent proxy will be physically present at the Special Meeting in order to vote on behalf of the shareholders from whom the independent proxy has received valid instructions and authorization. Voting Instructions by Holders of Record The Company recommends that holders of record give voting instructions and authorization to the independent proxy electronically through the Continental portal with the individual shareholder number (“QR Code”) provided by Continental. To do so, holders of record should follow the in- structions given on the enclosed proxy card. Holders of record may also give voting instructions and authorization to the independent proxy through Continental by mail, using the enclosed proxy card. Holders of record should send their filled out and signed proxy card to Continental via email at proxy@continentalstock.com, or by using the enclosed business reply envelope or another envelope with the appropriate postage at the following address: Continental Stock Transfer & Trust Company 1 State Street, Floor 30 New York, NY 10275-0741 United States Electronic voting instructions and proxy cards sent by mail must be received by Continental no later than 8:00 a.m. EDT / 2:00 p.m. CEST on 6 June 2022. Once received by Continental, voting instructions may not be changed by the shareholders. Should Continental receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.

17 Availability of Materials This invitation to the Special Meeting including the explanation to the agenda items is available online at www.globalblue.com/corporate/investor-relations. Copies of these documents may be obtained without charge by contacting the investor relationship via email at ir@globalblue.com. Zurich, 16 May 2022 For the Board of Directors of Global Blue Group Holding AG Jeremy Henderson-Ross General Counsel & Company Secretary